UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SHARING SERVICES GLOBAL CORPORATION

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

819536103

(CUSIP Number)

Frank D. Heuszel

c/o Document Security Systems, Inc.

200 Canal View Boulevard

Suite 104

Rochester, New York 14623

(585) 325-3610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819536103

1	NAMES OF REPORTING PERSON
Document Security Systems, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
21,417,593 (1)
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
21,417,593
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,417,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.99%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Based on 126,072,386 shares of Class A Common Stock issued and outstanding as of March 9, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2020.

Schedule 13D

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D) filed by Document Security Systems, Inc., a New York corporation (the “Reporting Person”), on April 3, 2020, as amended by Amendment No .1 to the Schedule 13D filed on April 7, 2020 and as amended by Amendment No. 2 to the Schedule 13D filed on April 21, 2929, relating to the beneficial ownership of shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”) of Sharing Services Global Corporation, a Nevada Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended as follows:

a)	This statement is being filed by Document Security Systems, Inc., a New York corporation (the “Reporting Person”). The shares covered by this Schedule 13D are held of record by Decentralized Sharing Systems, Inc., a Nevada corporation (“DSSS”), a wholly-owned subsidiary of the Reporting Person, which is controlled by the Reporting Person.

(b)	The address of the principle office of each of the Reporting Person and DSSS is 200 Canal View Boulevard, Suite 104, Rochester, New York 14623.

(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Reporting Person’s principal business is developer and marketer of secure document and product technologies.

The principle business of DSSS, a direct subsidiary of the Reporting Persons, is to provide services to assist companies in the new business model of the peer-to-peer decentralized sharing marketplaces and direct marketing

The information required by instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Persons set forth below.

Document Security Systems, Inc.

Directors

Frank D. Heuszel

Heng Fai Ambrose Chan

Sassuan Lee

Jose Escudero

John Thatch

Lowell Wai Wah

William Wu

Executive Officers

Frank D. Heuszel – Chief Executive Officer

Jason Grady – Chief Operating Officer

Decentralized Sharing Systems, Inc.

Directors Frank D. Heuszel Jason Grady Todd Macko Executive Officers Frank D. Heuszel – Chief Executive Officer Lum Kan Vai (Vincent) – President Jason Grady – Secretary Todd Macko - Treasurer

(d)	Neither the Reporting Persons nor individuals referenced above in Item 2 have been convicted in a criminal proceeding in the past five years.

(e)	During the last five years, the Reporting Person and individuals referenced above in Item 2 has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Except for Jose Escudero, a citizen of Spain, Sassuan Lee, William Wu, Lowell Wai Wah, and Kum Kan Vai (Vincent), each a citizen of China, Hong Kong, and Heng Fai Ambrose Chan, a citizen of Singapore and China, Hong Kong, all the individuals listed above are citizens of the United States.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 is hereby amended as follows:

As of June 19, 2020, the Reporting Person had purchased via open-market transactions 13,917,593 shares of the Issuer’s Class A Common Stock at an average purchase price of $0.05 per share and purchased 7,500,000 shares of the Issuer’s Class A Common stock in private placements at an average purchase price of $0.0733 per share. The total consideration paid by the Reporting Person for such shares was approximately $1,311,400. The source of funds used in making the purchases was the Reporting Person’s working capital.

Item 5. Interest in Securities of the Issuer

Item5 is hereby amended as follows:

(a)	The Reporting Person beneficially owns 21,417,593 shares of Class A Common Stock, which constitutes 16.99% of the shares of Class A Common Stock issued and outstanding as of March 9, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2020.

(b)	The Reporting person has the sole power to vote and to dispose of the shares of Class A Common Stock.

(c)	The Reporting Person has affected, within the last sixty (60) days, the following transactions involving the Issuer’s Class A Common Stock:

Date of Transaction	Type of Transaction	Number of Shares	Price per Share	How Effected
06/19/2020	Purchase	5,000,000	$0.08	Private purchase from third party
06/04/2020	Purchase	316,169	$0.07	Open Market
06/03/2020	Purchase	7,000	$0.07	Open Market
05/18/2020	Purchase	12,000	$0.065	Open Market

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2020		/s/ Frank D. Heuszel
	Name:	Frank D. Heuszel